THOMASVILLE BANCSHARES, INC.
                          P.O. Box 1999
                      Thomasville, Georgia 31799


August 12, 2005


Michele Gohlke
Branch Chief
Securities and Exchange Commission
Washington, DC  20549

Dear Ms. Gohlke,

We have received your correspondence regarding Thomasville Bancshares, Inc. 10-KSB as of December 31, 2004 and 10-QSB as of March 31, 2005 (File No. 000-25929). We would very much like the opportunity to respond to the comments in your correspondence. To ensure we have addressed your comments fully we would like to request additional time to prepare the responses. We would appreciate the opportunity to provide full responses to you no later than August 31, 2005.

Please do not hesitate to contact me at 229-226-3300.


Sincerely,

/s/Stephen H. Cheney

Stephen H. Cheney
Chief Executive Officer